貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com


RECD S.E.C.
FEB 1 0 2005
1088

Our ref: 32073984-130435
By Hand

31 Jan 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.




05005736

Division of Corporation Finance
- International Mail stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated January 21, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516..

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu / Michelle Li

PROCESSED
FEB 1 6 2005
THOMSON FINANCIAL

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of January 21, 2005

1. Announcement of Final Issue price regarding Proposed Issue of A Shares released on Jan 24, 2005.

This announcement is issued in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

ANNOUNCEMENT
PROPOSED ISSUE OF A SHARES

The board of the Directors hereby announces that the structure of the A Share Issue is finalised, and the final issue price for the A Share Issue has been determined as RMB2.52 per A Share.

Reference is made to the announcements dated 14th January, 2005 and 19th January, 2005 issued by the Company. Unless otherwise specified, terms defined or used in those announcements shall have the same meanings when used herein.

The board of the Directors hereby announces that the final issue price for the A Share Issue has been determined as RMB2.52 per A Share, and the structure of the A Share Issue is finalised as follows:

Number of A Shares to be issued and target subscribers: 765,000,000 new A Shares, of which:

(i) 196,000,000 new A Shares (in the form of unlisted State-owned shares) will be allocated and issued to China Huadian; and

(ii) 569,000,000 new A Shares, which will be listed on the Shanghai Stock Exchange, will be issued to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC.

Nominal value: RMB1.00 per A Share

Issue price: RMB2.52 per A Share

Underwriting: The A Share Issue, in respect of the A Shares which are being offered but are not taken up thereunder, is fully underwritten by a group of underwriters led by China International Capital Corporation Limited as lead manager.

The shareholding structure of the Company immediately before and immediately upon completion of the A Share Issue is set out as follows:

Type of shares	Immediately before completion of the A Share Issue	Approximate shareholding percentage (%)	Immediately upon completion of the A Share Issue	Approximate shareholding percentage (%)
1. Unlisted domestic shares				
Holder of State-owned shares — China Huadian	2,815,075,430	53.56	3,011,075,430	50.01
Other holders of unlisted domestic shares	1,009,980,770	19.21	1,009,980,770	16.77
Sub-total:	3,825,056,200	72.77	4,021,056,200	66.78
2. Listed shares				
A Share shareholders	—	—	569,000,000	9.45
H Share shareholders	1,431,028,000	27.23	1,431,028,000	23.77
Sub-total:	1,431,028,000	27.23	2,000,028,000	33.22
3. Total	5,256,084,200	100.00	6,021,084,200	100.00

Should there be material developments regarding the A Share Issue, the Company will, if and when considered appropriate, issue further announcement(s) in accordance with the relevant disclosure requirements under the Listing Rules.

This announcement is issued in compliance with Rule 13.09 of the Listing Rules, and does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase the A Shares.

By order of the board of the Directors
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

The Directors, as at the date of this announcement, are:

He Gong *(Chairman)*
Da Hongxing *(Executive Director)*
Zhu Chongli *(Non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*

Shandong, the PRC
21st January, 2005

* *for identification only*

BAKER & McKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大厦 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32073984-130435
By Hand


RECD S.E.C.
FEB 1 0 2005
1086

31 Jan 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated January 21, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu / Michelle Li

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of January 21, 2005

1. Announcement of Final Issue price regarding Proposed Issue of A Shares released on Jan 24, 2005.

This announcement is issued in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

ANNOUNCEMENT
PROPOSED ISSUE OF A SHARES

The board of the Directors hereby announces that the structure of the A Share Issue is finalised, and the final issue price for the A Share Issue has been determined as RMB2.52 per A Share.

Reference is made to the announcements dated 14th January, 2005 and 19th January, 2005 issued by the Company. Unless otherwise specified, terms defined or used in those announcements shall have the same meanings when used herein.

The board of the Directors hereby announces that the final issue price for the A Share Issue has been determined as RMB2.52 per A Share, and the structure of the A Share Issue is finalised as follows:

Number of A Shares to be issued and target subscribers: 765,000,000 new A Shares, of which:

(i) 196,000,000 new A Shares (in the form of unlisted State-owned shares) will be allocated and issued to China Huadian; and

(ii) 569,000,000 new A Shares, which will be listed on the Shanghai Stock Exchange, will be issued to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC.

Nominal value: RMB1.00 per A Share

Issue price: RMB2.52 per A Share

Underwriting: The A Share Issue, in respect of the A Shares which are being offered but are not taken up thereunder, is fully underwritten by a group of underwriters led by China International Capital Corporation Limited as lead manager.

The shareholding structure of the Company immediately before and immediately upon completion of the A Share Issue is set out as follows:

Type of shares	Immediately before completion of the A Share Issue	Approximate shareholding percentage (%)	Immediately upon completion of the A Share Issue	Approximate shareholding percentage (%)
1. Unlisted domestic shares				
Holder of State-owned shares — China Huadian	2,815,075,430	53.56	3,011,075,430	50.01
Other holders of unlisted domestic shares	1,009,980,770	19.21	1,009,980,770	16.77
Sub-total:	3,825,056,200	72.77	4,021,056,200	66.78
2. Listed shares				
A Share shareholders	—	—	569,000,000	9.45
H Share shareholders	1,431,028,000	27.23	1,431,028,000	23.77
Sub-total:	1,431,028,000	27.23	2,000,028,000	33.22
3. Total	5,256,084,200	100.00	6,021,084,200	100.00

Should there be material developments regarding the A Share Issue, the Company will, if and when considered appropriate, issue further announcement(s) in accordance with the relevant disclosure requirements under the Listing Rules.

This announcement is issued in compliance with Rule 13.09 of the Listing Rules, and does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase the A Shares.

By order of the board of the Directors
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

The Directors, as at the date of this announcement, are:

He Gong *(Chairman)*
Da Hongxing *(Executive Director)*
Zhu Chongli *(Non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*

Shandong, the PRC
21st January, 2005

* *for identification only*

BAKER & McKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32073984-130435

By Hand

31 Jan 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2


RECD S.E.C.
FEB 10 2005
1086

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated January 21, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu / Michelle Li

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of January 21, 2005

1. Announcement of Final Issue price regarding Proposed Issue of A Shares released on Jan 24, 2005.

This announcement is issued in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

ANNOUNCEMENT
PROPOSED ISSUE OF A SHARES

The board of the Directors hereby announces that the structure of the A Share Issue is finalised, and the final issue price for the A Share Issue has been determined as RMB2.52 per A Share.

Reference is made to the announcements dated 14th January, 2005 and 19th January, 2005 issued by the Company. Unless otherwise specified, terms defined or used in those announcements shall have the same meanings when used herein.

The board of the Directors hereby announces that the final issue price for the A Share Issue has been determined as RMB2.52 per A Share, and the structure of the A Share Issue is finalised as follows:

Number of A Shares to be issued and target subscribers: 765,000,000 new A Shares, of which:

(i) 196,000,000 new A Shares (in the form of unlisted State-owned shares) will be allocated and issued to China Huadian; and

(ii) 569,000,000 new A Shares, which will be listed on the Shanghai Stock Exchange, will be issued to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC.

Nominal value: RMB1.00 per A Share

Issue price: RMB2.52 per A Share

Underwriting: The A Share Issue, in respect of the A Shares which are being offered but are not taken up thereunder, is fully underwritten by a group of underwriters led by China International Capital Corporation Limited as lead manager.

The shareholding structure of the Company immediately before and immediately upon completion of the A Share Issue is set out as follows:

Type of shares	Immediately before completion of the A Share Issue	Approximate shareholding percentage (%)	Immediately upon completion of the A Share Issue	Approximate shareholding percentage (%)
1. Unlisted domestic shares				
Holder of State-owned shares — China Huadian	2,815,075,430	53.56	3,011,075,430	50.01
Other holders of unlisted domestic shares	1,009,980,770	19.21	1,009,980,770	16.77
Sub-total:	3,825,056,200	72.77	4,021,056,200	66.78
2. Listed shares				
A Share shareholders	—	—	569,000,000	9.45
H Share shareholders	1,431,028,000	27.23	1,431,028,000	23.77
Sub-total:	1,431,028,000	27.23	2,000,028,000	33.22
3. Total	5,256,084,200	100.00	6,021,084,200	100.00

Should there be material developments regarding the A Share Issue, the Company will, if and when considered appropriate, issue further announcement(s) in accordance with the relevant disclosure requirements under the Listing Rules.

This announcement is issued in compliance with Rule 13.09 of the Listing Rules, and does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase the A Shares.

By order of the board of the Directors
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

The Directors, as at the date of this announcement, are:

He Gong *(Chairman)*
Da Hongxing *(Executive Director)*
Zhu Chongli *(Non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*

Shandong, the PRC
21st January, 2005

* *for identification only*